April 5, 2006

To: The Board of Directors of Savient Pharmaceuticals, Inc.

I have decided to retire as a Director of the Company, effective immediately.

As a member of the group that founded the Company, as a former Secretary, and as a member of Fulbright & Jaworski L.L.P. which was outside counsel to the Company from 1982 through mid-2004, I have been gratified by my association with the Company.

The pharmaceutical industry presents a difficult environment for small companies and over the years there have been times when the Company has struggled. However, as illustrated by recent announcements, I believe the Company is proceeding on the right track. This is an excellent time for me to leave the Board as I wind down my legal practice and pursue new opportunities.

Sincerely,

cc: Philip K. Yachmetz, Esq.